Bryan Weissman · 3rd

CFO at Shark Wheel

Los Angeles County, California, United States · Contact info

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Shark Wheel

Pepperdine Graziadio Business School

Experience

CFO
Shark Wheel · Full-time
Mar 2020 – Present · 1 yr 5 mos
Lake Forest, California, United States

Owner/CFO
DriveWise Auto, Inc. · Full-time
Mar 2007 – Apr 2019 · 12 yrs 2 mos
Los Angeles County, California, United States

Sales Consultant
Autoland
Oct 2004 – Aug 2007 · 2 yrs 11 mos

Staff Accountant
Geller & Company
Sep 2001 – Sep 2002 · 1 yr 1 mo
Staff Accountant specializing in High Net Worth clientele

Senior Accountant
Deloitte
Jan 1999 – Sep 2001 · 2 yrs 9 mos
Expatriate Tax Accountant

Education

Pepperdine Graziadio Business School
MBA, Entrepreneurship
2005 – 2007

Syracuse University - Martin J. Whitman School of Management
1994 – 1998